Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2016 Financial Results

TAIPEI, Taiwan, November 4, 2016 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the third quarter of 2016. The Company grew its total revenues by 19 percent quarter-on-quarter.

Third Quarter Overview and Recent Development

•	Consolidated 3Q revenue grew 19 percent quarter-on-quarter and 23 percent year-over-year; gross profit increased 35 percent and 338 percent comparing with Q2 2016 and Q3 2015 respectively.
•

New mobile game revenue stream continues to expand. Revenue from online games increased 19 percent over the prior quarter from $2.1 million to $2.5 million. One new mobile RPG game, JJHero, would be launched in the middle of October.

•	Loss from operations decreased 27 percent from $1.3 million to $0.9 million quarter-on-quarter and 82 percent from $5.2 million to $0.9 million year-over-year.
•	Consolidated general and administrative expenses decreased 53 percent year-over-year.
•	Cloud business is integrated into gaming business.

CEO’s comments

“This quarter, we are pleased to announce the efforts we put in the prior quarter generated a positive return on the revenue. The online and offline events we held not only have enhanced the Company’s brand visibility but also driving more leads back to the games.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

“According to research, there are more than 440 million gamers in China and about 35 percent of the users use paid services. It’s a big market we can’t neglect. At the same time, the qualities of Chinese games are improving nowadays. We will move step by step to get accurate predictions on the licensed games performances and also on the self-developed products, we expect to provide more quality and fun games to our gamers.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

“Currently, Japan is the second largest mobile games market in the world, behind only China. We are happy to see that there are more Japanese gaming companies reach us initiatively to discuss the opportunities of cooperation due to our hard work on operating licensed games in Taiwan and Hong Kong and this also makes us able to bring in more quality games.” continued GigaMedia Limited Chief Executive Officer Collin Hwang.

“As for our social games, we plan to enrich this category by adding more slots games and strengthen the original ones, to bring more entertained and mainstream games to our gamers and also improve the entire gaming atmosphere.” GigaMedia Limited Chief Executive Officer Collin Hwang continued.

“For the past two quarters, we have reviewed our cloud business carefully due to the under-performance and expected cash burn. We management team decided to do strategic transformation on resource integration to improve operations and maximize long-term development and performance.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

“We have transferred our cloud services to our business partners. All the services remain the same and cost no loss to our original customers. We intend to implant our technology and know-how into gaming business, to revolutionize gaming with a cloud streaming service. Our staff in GigaCloud Ltd. will fully support GigaMedia Limited and Funtown to do the development. We will continue bringing out the best performances. Resources will be fully utilized in the company and shared by all teams which are in line with our internal integration.” GigaMedia Limited Chief Executive Officer Collin Hwang continued.

“Last but not least, we are open to acquisitions so long as it has a strategic fit. With the strong balance sheet and cash we have, we would like to use our business expertise on online gaming and marketing to seeking acquisition opportunities in the United States, China, Japan and other countries, and we consider now would be a good time to explore investment opportunities. All potential investments will be evaluated carefully and thoughtfully to maximize shareholder value.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q16 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q16	2Q16	Change (%)	3Q16	3Q15	Change (%)
Revenues	2,457	2,062	19.2%	2,457	2,006	22.5%
Gross Profit (Loss)	1,424	1,058	34.6%	1,424	(598)	338.1%
Loss from Operations	(943)	(1,284)	26.6%	(943)	(5,240)	82.0%
Net Loss Attributable to GigaMedia	(2,173)	(2,146)	(1.3)%	(2,173)	(301)	(621.9)%
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.20)	(0.19)	(5.3)%	(0.20)	(0.03)	(566.6)%
EBITDA (A)	(2,152)	(2,144)	(0.4)%	(2,152)	(207)	(940.0)%
Cash and Marketable Securities-Current	67,730	70,585	(4.0)%	67,730	74,824	(9.5)%

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Third-Quarter Financial Results

•

Consolidated revenues for the third quarter of 2016 were $2.5 million; this compared to $2.1 million in the second quarter of 2016 and $2 million in the third quarter of 2015. The results reflected positive growth and contribution from online game business.

•	Consolidated gross profit for the third quarter of 2016 was $1.4 million; this compared to $1.1 million in the second quarter of 2016 and minus $0.6 million in the third quarter of 2015.
•

Consolidated operating expenses were $2.4 million in the third quarter of 2016, comparing with the third quarter of 2015, the expense decreased 49% from $4.6 million to $2.4 million. The expense remains at the same level around $2.3 million comparing with the second quarter of 2016.

•	Consolidated loss from operations was $0.9 million in the third quarter of 2016, decreases of $0.3 million and $4.3 million quarter-on-quarter and year-over-year respectively.
•

Consolidated non-operating expenses/income in the third quarter of 2016 was a loss of $1.2 million, and the loss increased $0.4 million quarter-on-quarter; this was due to foreign exchange loss and equity-method loss on Eastgate.

•

Consolidated net income for the third quarter of 2016 was a loss of $2.2 million compared to a loss of $2.1 million in the second quarter of 2016 and a loss of $0.3 million in the third quarter of 2015. The period variations primarily reflected the non-operating income from gain on sales of marketable securities and investment loss.

Consolidate EBITDA for the third quarter of 2016 was a loss of $2.2 million compared to a loss of $2.1 million in the second quarter of 2016 and a loss of $0.2 million in the third quarter of 2015.

Financial Position

As of September 30, 2016, GigaMedia had $68.7 million in cash, restricted cash and marketable securities-current approximately $6.22 per share, compared to $71.6 million at the end of the second quarter of 2016, which mostly reflecting the loan repayment of $3 million. Short-term debt was down to $2.6 million at the end of third quarter, a 54 percent decrease over last quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of November 4, 2016. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2015 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the fourth quarter, Gigamedia expects the following initiative will make contribution and boost revenues.

1)	The integration of cloud technology and online game business
2)	New licensed mobile game which is licensed from China is scheduled to launch in the fourth quarter.
3)	The Company has completed development of its self-developed social game products which will be considered to add into Company’s social game platform after the internal testing process is finished.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2016 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw , and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2016 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2016	6/31/2016	9/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,457,165	2,061,392	1,660,013
Other revenues	302	283	345,516
	2,457,467	2,061,675	2,005,529
Operating costs
Cost of Asian online game and service revenues	1,032,941	1,003,828	2,230,148
Cost of other revenues	315	296	373,245
	1,033,256	1,004,124	2,603,393
Gross profit (Loss)	1,424,211	1,057,551	(597,864)
Operating expenses
Product development and engineering expenses	418,748	167,563	151,621
Selling and marketing expenses	985,433	1,426,594	1,649,356
General and administrative expenses	962,576	746,910	1,997,787
Impairment losses	—	—	805,746
Other	—	—	37,291
	2,366,757	2,341,067	4,641,801
Loss from operations	(942,546)	(1,283,516)	(5,239,665)
Non-operating income (expense)
Interest income	69,823	80,925	62,153
Gain on sales of marketable securities	—	—	5,844,306
Interest expense	(16,045)	(25,981)	(24,142)
Foreign exchange loss - net	(193,649)	(94,062)	(346,248)
Gain on disposal of property, plant and equipment	8,771	8,090	—
Equity in net loss on equity method investments	(1,117,217)	(858,492)	(615,990)
Changes in the fair value of an instrument recognized at fair value	—	—	637
Gain on disposal of investments	9,125	8,567	37,364
Other	8,518	15,237	33,477
	(1,230,674)	(865,716)	4,991,557
Loss from continuing operations before income taxes	(2,173,220)	(2,149,232)	(248,108)
Income tax benefit (expense)	25	2,961	(125)
Loss from continuing operations	(2,173,195)	(2,146,271)	(248,233)
Net loss	(2,173,195)	(2,146,271)	(248,233)
Less: Net income attributable to noncontrolling interest	—	—	(53,111)
Net loss attributable to shareholders of GigaMedia	(2,173,195)	(2,146,271)	(301,344)
Loss per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.20)	(0.19)	(0.03)
Loss from discontinued operations	0.00	0.00	0.00
	(0.20)	(0.19)	(0.03)
Diluted:
Loss from continuing operations	(0.20)	(0.19)	(0.03)
Loss from discontinued operations	0.00	0.00	0.00
	(0.20)	(0.19)	(0.03)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,332
Diluted	11,052,235	11,052,235	11,052,332

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2016	6/30/2016	9/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	67,726,267	70,581,209	74,818,341
Marketable securities - current	3,830	3,830	5,307
Accounts receivable - net	1,245,375	820,603	982,186
Prepaid expenses	445,515	488,851	420,918
Restricted cash	1,004,110	1,004,110	1,000,000
Other receivables	46,870	30,059	74,327
Other current assets	188,209	192,924	258,117
Total current assets	70,660,176	73,121,586	77,559,196

Investments	1,273,018	3,720,766	5,798,904
Property, plant & equipment - net	579,459	400,831	1,502,697
Intangible assets - net	83,623	111,064	137,532
Prepaid licensing and royalty fees	1,536,574	912,055	3,150,519
Other assets	426,742	414,857	333,006
Total assets	74,559,592	78,681,159	88,481,854

Liabilities and equity
Short-term borrowings	2,551,020	5,577,072	5,780,347
Accounts payable	409,812	272,203	280,738
Accrued compensation	615,666	392,706	672,966
Accrued expenses	2,456,071	2,560,114	2,233,313
Unearned revenue	2,091,888	1,661,640	1,591,386
Other current liabilities	1,761,767	1,614,011	1,632,963
Total current liabilities	9,886,224	12,077,746	12,191,713
Other liabilities	1,712,015	1,712,015	1,933,173
Total liabilities	11,598,239	13,789,761	14,129,577
GigaMedia’s shareholders’ equity	62,961,353	64,891,398	74,352,277
Noncontrolling interest	—	—	—
Total equity	62,961,353	64,891,398	74,352,277
Total liabilities and equity	74,559,592	78,681,159	88,481,854

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2016	6/30/2016	9/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(2,173,195)	(2,146,271)	(301,344)
Depreciation	44,713	29,306	73,079
Amortization	29,832	30,947	59,838
Interest income	(69,823)	(80,925)	(62,153)
Interest expense	16,045	25,981	23,934
Income tax (benefit) expense	(25)	(2,961)	125
EBITDA	(2,152,453)	(2,143,923)	(206,521)